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  SEC FILE NUMBER                                              CUSIP NUMBER
      1-14164                                                   435569108
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

 (Check One):  [_] Form 10-K       [_] Form 20-F        [_] Form 11-K
               [X] Form 10-Q       [_] Form N-SAR       [_]  Form N-CSR

                      For Period Ended:     June 30, 2004
                                        ---------------------

                        [_]  Transition Report on Form 10-K
                        [_]  Transition Report on Form 20-F
                        [_]  Transition Report on Form 11-K
                        [_]  Transition Report on Form 10-Q
                        [_]  Transition Report on Form N-SAR

                      For the Transition Period Ended:
                                                      ------------------

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                              ----------------------------------
PART I - REGISTRANT INFORMATION


Hollinger International Inc.
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Full Name of Registrant


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Former Name if Applicable


401 North Wabash Avenue, Suite 740
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Address of Principal Executive Office (Street and Number)


Chicago, Illinois  60611
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City, State and Zip Code


PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         [X]   (a)   The reasons described in reasonable detail in Part III of
                     this form could not be eliminated without unreasonable effort or expense;

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         [_]   (b)   The subject annual report, semi-annual report, transition
                     report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         [_]   (c)   The accountant's statement or other exhibit required by
                     Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

As previously reported, the Company formed a Special Committee of Independent Directors on June 17, 2003 to investigate related party transactions and other payments made to certain executives of the Company and its controlling stockholder, Hollinger Inc., and other affiliates in connection with the sale of certain of the Company's assets and other transactions. At this time, the Special Committee's investigation is still ongoing. The Company previously made public its need to review the Special Committee's final report before it could complete its Annual Report on Form 10-K for the fiscal year ended December 31, 2003 and its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2004. The preparation of subsequent period financial statements cannot be completed until the financial statements for prior periods have been finalized. In addition, the Company experienced disruption of management services provided to it arising from its ongoing dispute with Ravelston Corporation Limited, which had provided services to the Company in the past in connection with the preparation of its financial statements. As a result, the Company will not be able to file its Quarterly Report on Form 10-Q on August 9, 2004 for the quarter ended June 30, 2004 and will not be in a position to do so without unreasonable effort or expense prior to the time at which the Special Committee completes and issues its final report.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

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           Gordon A. Paris                312                  321-2299
               (Name)                 (Area Code)          (Telephone Number)
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(2)     Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                       [_]  Yes    [X]  No

        The Company's quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2003 did not contain the required certifications of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 and pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, or the required certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, which requires a certification that the disclosure controls and procedures of the Company have been designed by or under the supervision of and evaluated by both the Chief Executive Officer and the Chief Financial Officer of the Company because of the resignation of the Company's former Chief Executive Officer on November 19, 2003 and the fact that the Company's new Chief Executive Officer did not have time to conduct the reviews that are the basis for the required certifications.

        The Company did not file its Annual Report on Form 10-K for its fiscal year ended December 31, 2003 and its Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2004 for the same reasons as those identified in Part III above.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                       [X]  Yes    [_]  No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        The Company's results of operations as reflected in its earnings statements for the second quarter of 2004 are expected to be significantly different from the second quarter of 2003 as a result of, among other things, the issues noted below. Any expected results noted for the second quarter of 2004 are not final and are subject to revisions prior to the filing of the Company's Quarterly Report on Form 10-Q.

        (i) Costs of approximately $7.0 million were incurred in the second quarter of 2004 consisting of legal fees and other costs associated with the Special Committee's investigation. No such charges were incurred in the comparable period in 2003.

        (ii) Net foreign currency gains of $30.6 million were recognized in the second quarter of 2003, reflecting principally a strengthening of the Canadian dollar against the US dollar during that period. During the second quarter of 2004, the Canadian dollar weakened, which may give rise to a foreign currency loss, which has not yet been quantified.

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                                                                               4


        (iii) During the second quarter of 2004, the average and period-end rates of exchange for foreign currencies and US dollars changed substantially from the prior year. As a significant portion of the Company's operations are undertaken in foreign currencies, in particular in pounds sterling and Canadian dollars, individual categories of revenues and expenses will reflect the significant changes in foreign exchange rates.

        (iv) The Company expects that restatements and other charges and adjustments may result from the conclusion of the Special Committee's investigation. Since the Special Committee's investigation is still ongoing, the nature, timing and amount of any restatements and other charges and adjustments cannot be determined at this time.

        (v) During the Company's second fiscal quarter of 2004, the Company exercised its option to sell its interest in a real estate joint venture established for the development of the site upon which the Chicago Sun-Times headquarters are located. The expected cash proceeds of the transaction are $73.0 million. Of the total proceeds, $4.0 million has been received with the balance to be received on closing generating an estimated pre-tax gain of approximately $37.5 million. The closing is expected to take place during October 2004.

        (vi) In June of 2004, the Company's Audit Committee of the Board of Directors initiated an internal review into practices that have resulted in the overstatement of circulation figures at the Chicago Sun-Times over the past several years. The financial impact of the overstatement, if any, has not been quantified pending completion of the review.

        (vii) During the second quarter of 2004, the Company entered into a definitive agreement to sell the assets of its U.K. Newspaper Group, the Telegraph Group, to Press Acquisitions Limited ("PAL"). This Group includes the Daily Telegraph, the Sunday Telegraph and The Spectator. The transaction closed on July 30, 2004 with a purchase price of approximately $1.21 billion based on an exchange rate of US$1.8196 to (pound)1. As a result, the Company may classify the results of the U.K. operations as discontinued operations commencing with the reporting of its June 30, 2004 results of operations and restate prior periods similarly.

        (viii) In June of 2004, the Company issued a tender offer and consent solicitation to retire all of its subsidiary's, Hollinger International Publishing Inc., 9% Senior Notes due 2010. The Company amended this offer in July of 2004. The offer expired on July 30, 2004. Approximately 97% of the outstanding Senior Notes were tendered for retirement. The estimated cost of the early retirement of the Senior Notes is approximately $50.8 million, consisting of a premium for early retirement and related fees, and is expected to be incurred during the third quarter of 2004.

        (ix) Subsequent to the close of the Company's second fiscal quarter in 2004, and concurrent with the closing of the above transaction with PAL, the

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                                                                               5


                Company repaid, in full, all amounts outstanding under its Senior Credit Facility and terminated all derivatives related to that facility. The Company expects to incur charges in the third fiscal quarter of approximately $2.1 million for premiums and fees related to the early repayment of the facility and $1.0 million related to the early termination of the derivative contracts.


                          Hollinger International Inc.
                  ---------------------------------------------
                   (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date    August 10, 2004              By  /s/ Peter Lane
     ---------------------               --------------------------
                                         Name:  Peter Lane
                                         Title: Vice President and
                                                Chief Financial Officer



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION
       INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                   CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).